Spearhead Spirits, Inc. (the "Company")
Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Spearhead Spirits, Inc.
Balance Sheet

Balance Sheet	Dec 31, 2024	Dec 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$103,529.50	$257,766.30
Accounts receivable	$141,607.10	$87,324.02
Inventory and materials	$779,389.55	$623,861.25
Other assets	$775.93	$0.00
Total current assets	**$1,025,302.08**	**$968,951.56**
Equipments	$16,770.60	$10,040.27
Software - net	$1,521.00	$1,521.00
Organization Cost	$6,985.45	$6,985.45
Patents Trademark	$653.60	$434.44
Goodwill	$147,660.00	$147,660.00
Total assets	**$1,198,892.73**	**$1,135,592.73**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$112,050.67	$75,591.43
Total current liabilities	**$112,050.67**	**$75,591.43**
Other long term liabilities	$4,416,681.56	$3,750,000.00
Total liabilities	**$4,528,732.23**	**$3,825,591.43**
Stockholders' Equity:		
Total value of common stock issued	$100.00	$100.00
Retained Earnings	-$2,692,280.30	-$1,070,507.72
Net Income for the year	-$638,334.58	-$1,621,772.58
Foreign Exchange Translation Reserves	$675.39	$2,181.60
Total stockholders' equity:	**-$3,329,839.49**	**-$2,689,998.70**
Total liabilities and stockholders' equity:	**$1,198,892.74**	**$1,135,592.73**

Unaudited


Spearhead Spirits, Inc.
Income Statement


Income Statement	Year Ended Dec, 2024	Year Ended Dec, 2023
Revenue - net	$1,295,723.16	$1,017,892.61
Cost of revenue	$654,069.82	$621,982.28
Gross profit/loss	**$641,653.34**	**$395,910.33**
Operating expenses		
Office Expenses	$763.56	$5,015.74
Management Fees	$113,100.21	$113,385.32
Subcontractor	$57,043.60	$342,031.53
Salaries and Wages	$420,724.00	$530,472.81
Employee Benefit Programs	$6,873.57	$11,012.88
Rental Charges	$1,790.13	$0.00
Insurance	$11,246.75	$6,788.41
Research and Study	$18,218.15	$4,810.22
Documentation	$1,055.61	$1,091.55
Commissions on Sales	$40,512.99	-$26,371.53
Professional Fees	$133,556.24	$280,605.36
Accounting Software Fees	$2,644.72	$1,581.60
Licenses and Permits	$1,256.81	$2,509.58
Samples	$56,142.37	$72,581.95
Trade Shows & Exhibition	$4,272.57	$3,438.63
Advertising and Public Relations	$163,337.80	$375,188.10
Marketing Expense	$58,887.13	$20,192.85
Exchange loss	$36,024.58	$12,238.16
Transport and Freight	$35,444.81	$51,579.75
Travel and Related Expenses	$21,121.06	$106,011.24
Postage	$15,221.09	$24,495.26
Bank Charges	$1,938.36	$1,210.48
Subscription	$27,753.06	$17,918.88
Impariment on receivables	$6,898.64	$0.00
Miscellaneous	$38,027.71	$51,408.09
Total Operating expenses	**$1,273,855.53**	**$2,009,196.83**
Operating profit/loss	**-$632,202.19**	**-$1,613,286.50**
Other income/(expense)		
Investment income	$68.79	$333.66
Finance Cost	-$6,201.19	-$1,666.79
Taxation	$0.00	-$7,152.95
Net profit/loss	**-$638,334.58**	**-$1,621,772.58**


Unaudited


Spearhead Spirits, Inc.
Statement of Cash Flows

Statement of Cash Flows	Year Ended Dec, 2024	Year Ended Dec, 2023
Cash flows from operating activities		
Net Income	-$638,334.58	-$1,621,772.58
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Inventory	-$155,528.31	$81,953.89
Accounts Payable (A/P)	$36,459.24	-$219,275.94
Accounts Receivable (A/R)	-$54,283.08	-$3,136.00
Loans to others	-$775.93	$0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$174,128.08**	**-$140,458.05**
Net cash provided by operating activities	**-$812,462.66**	**-$1,762,230.63**
Cash flows from investing activities		
Patents Trademark	-$219.16	-$434.44
Software	$0.00	-$1,521.00
Organization Cost	$0.00	-$777.70
Equipments	-$6,730.33	-$303.43
Foreign subsidiary investment - translation adjustment	-$1,506.21	$0.00
Net cash provided by investing activities	**-$8,455.70**	**-$3,036.57**
Cash flows from financing activities		
Cash inflow from Long-Term Liabilities	$666,681.56	$750,000.00
Net cash provided by financing activities	**$666,681.56**	**$750,000.00**
Cash at beginning of period	$257,766.30	$1,273,033.50
Net increase/decrease in cash	**-$154,236.80**	**-$1,015,267.20**
Cash at the end of period	**$103,529.50**	**$257,766.30**

<p style="text-align:center">Spearhead Spirits, Inc.
Statement of Changes in Equity</p>

Statement of Changes in Equity	Year Ended Dec, 2024	Year Ended Dec, 2023
Opening Balance	-$2,689,998.70	-$1,070,407.72
Net profit/loss	-$638,334.58	-$1,621,772.58
Stock Issued	$0.00	$0.00
Foreign exchange translation reserves	-$1,506.21	$2,181.60
Ending Balance	-$3,329,839.49	-$2,689,998.70

Spearhead Spirits, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Spearhead Spirits, Inc. (the "Company") is a corporation organized registered in the state of Illinois.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Professional and Legal Fees

Professional and legal fees consist of professional and legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.